June 13, 2023

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to the comments you provided on May 1, 2023, relating to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement filed on March 21, 2023, for the principal purpose of adding six new series: Avantis All Equity Markets Value ETF, Avantis International Small Cap Equity ETF, Avantis Moderate Allocation ETF, Avantis Total International Markets Equity ETF, Avantis Total International Markets Value ETF and Avantis U.S. Large Cap Equity ETF (each a “Fund” and collectively the “Funds”). For your convenience, we restate your comments prior to our responses.

Avantis All Equity Markets Value ETF Prospectus

1.    Comment: If the Fund’s fee waiver is subject to a recoupment provision, please describe the provision in footnote 2 to the fee table. This comment applies to all Funds with fee waivers.

Response: The fee waivers are not subject to recoupment provisions.

2.    Comment: The “Principal Investment Strategies” section states: “The managers will strategically allocate to the underlying funds across geographies and investment styles to achieve the desired allocations.” What does this sentence mean? How does the adviser strategically allocate, and what is its strategy and investment process for doing so?

Response: The term “strategically” was intended to convey that portfolio managers have the ability to adjust target exposures based on changing market environments and that the Fund can be periodically rebalanced. However, since these concepts are communicated elsewhere in the prospectus, we have deleted the term “strategically” to avoid any confusion. Additionally, we have revised the paragraph to give additional details about the adviser’s investment process. The paragraph now reads as follows:

“Under normal market conditions, the fund will invest at least 80% of its assets in equity ETFs. The managers will allocate to the underlying funds across geographies and investment styles to achieve the desired allocation. The U.S. vs. non-U.S. allocations across geographies will be predicated on each region’s relative market capitalization within the total global equity market with emphasis in smaller capitalization companies relative to their market capitalization weights. The portfolio managers regularly review the fund’s allocations to determine whether rebalancing is appropriate. To better balance risks in changing market environments and control costs and tax realizations, the portfolio managers may reallocate within the target range when prevailing market conditions and relative performance of certain underlying strategies lead to deviations from the targets. We reserve the right to modify the target ranges and underlying funds from time to time should circumstances warrant a change.”

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Alison White
June 13, 2023

3.    Comment: For each Fund that includes “Fund of Funds Risk” as a principal risk, please include disclosures to the effect that (1) shareholders will indirectly bear the expenses of the underlying funds thereby absorbing duplicative levels of fees with respect to investments in the underlying funds, and (2) an increase in fees and expenses of an underlying fund or a reallocation of the fund's investments to underlying funds with higher fees or expenses will increase the Fund's total expenses.

Response: We made the requested change. Each “Fund of Funds Risk” now includes the following disclosure: “Shareholders will indirectly bear the expenses of the underlying funds, thereby absorbing duplicative levels of fees with respect to investments in the underlying funds. An increase in fees and expenses of an underlying fund or a reallocation of the fund’s investments to underlying funds with higher fees or expenses will increase the fund’s total expenses.”

4.    Comment: The “What are the fund’s principal investment strategies?” section states that “the underlying funds generally place enhanced emphasis on securities of companies with smaller market capitalizations.” Please reconcile this statement with the fact that two of the underlying funds are large cap funds. This comment also applies to Avantis Moderate Allocation ETF, Avantis Total International Markets Equity ETF, and Avantis Total International Markets Value ETF.

Response: This statement is intended to convey a bias toward companies that are smaller than others within an underlying fund’s target capitalization range. For example, an underlying fund that is a large cap fund would generally invest in large cap companies, but would place enhanced emphasis on companies on the smaller end of the large cap range. To clarify, we have revised the sentence in each applicable prospectus to read as follows: “To identify those securities with higher expected returns, the underlying funds generally place enhanced emphasis on securities of companies whose market capitalizations are smaller relative to others within the underlying fund’s respective investment universe, as well as securities of companies with higher profitability and value characteristics.”

Avantis International Small Cap Equity ETF Prospectus

5.    Comment: The introductory paragraph to the fee example states that the example “reflects the rate and duration of any fee waivers noted in the table above.” Since there is no fee waiver, consider removing this statement. This comment also applies to Avantis U.S. Large Cap Equity ETF.

Response: We removed this statement in both prospectuses.

6.    Comment: If the Fund may invest in securities of companies in emerging markets, please consider adding principal strategy and risk disclosure.

Response: The managers do not intend to invest in emerging markets as part of the Fund’s principal strategy.

7.    Comment: The prospectus states: “Under normal market conditions, the fund will invest at least 80% of its assets in securities of small capitalization companies.” Since “Equity” is in the fund’s name, shouldn’t this say that the fund will invest at least 80% in equity securities of small capitalization companies? In this regard, please disclose what constitutes “equity securities.”

Response: We have revised this statement to read: “Under normal market conditions, the fund will invest at least 80% of its assets in equity securities of small capitalization companies.” Additionally, we have revised the prospectus to include the following disclosure: “Equity securities in which the fund may invest include common stock, preferred stock, equity-equivalent securities, such as convertible securities, and derivative instruments that give exposure to equities, such as futures contracts, currency forwards, and swap agreements.”

Ms. Alison White
June 13, 2023

8.    Comment: Please confirm that you have disclosed all types of securities that the Fund will invest in as part of its principal strategy in your Item 4 and Item 9 strategy disclosure. In this regard, if investing in derivatives is a principal strategy, please add corresponding principal risk disclosure.

Response: We confirm that we have disclosed all types of securities in which the Fund will invest as part of its principal strategy. Investing in derivatives is not a principal strategy of the Fund.

Avantis Moderate Allocation ETF

9.    Comment: Please revise the description of the underlying fixed income funds’ investment process so it is written in plain English.

Response: We have revised the description to read as follows:

“The underlying fixed income funds’ investment process assesses factors such as securities’ expected income and capital appreciation to seek securities with high expected returns. The portfolio managers use factors such as industry sector, credit rating, duration, country, and currency to categorize fixed income securities into component groups. The portfolio managers then calculate the expected return of securities in each component group by using information embedded in current yields, as well as other valuation metrics. Finally, the portfolio managers weight securities with the goal of building a portfolio with enhanced expected return and the desired duration characteristics.”

Avantis U.S. Large Cap Equity ETF Prospectus

10.    Comment: Consider adding a risk factor discussing large cap stock risk.

Response: We have added the following risk factor:

“Large Cap Stock Risk — Larger companies are sometimes unable to attain the high growth rates of smaller companies, especially during extended periods of economic expansion, and may not perform as well as companies in different market capitalization ranges.”

11.    Comment: Please confirm that you have disclosed all types of securities that the Fund will invest in as part of its principal strategy in your Item 4 and Item 9 strategy disclosure.

Response: We confirm that we have disclosed all types of securities in which the Fund will invest as part of its principal strategy.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or (816) 340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary